SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 4, 2003

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years)	Form 40-F ☒ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

News Release
SIGNATURES

Item	Page

Press Release dated April 3, 2003 announcing a presentation by the Company at the World Vaccine Congress in Montreal, Quebec on April 7-9, 2003 relating to an overview of the Company’s Theratope® Vaccine Program	3

Signatures	5

News Release
FOR IMMEDIATE RELEASE

BIOMIRA TO PRESENT AT THE WORLD VACCINE CONGRESS 2003

EDMONTON, ALBERTA, CANADA — April 03, 2003 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) announced today that a Company representative is scheduled to present at the World Vaccine Congress 2003, Montreal, Quebec, April 7-9, 2003. The Congress will focus on vaccines and will assess business strategies as they relate to these products.

Guy Ely, MD, Vice President, Clinical and Regulatory Affairs, intends to provide an overview of Biomira’s Theratope® vaccine program in a presentation entitled, “Theratope vaccine Clinical Development.” Dr. Ely’s presentation is scheduled for Wednesday, April 9, 2003 at 3:30 p.m. EST. Additional information regarding the Congress can be found at www.pharma-rd.net

“Biomira has been working on the development of therapeutic cancer vaccines for many years. It is our hope that Theratope is in the homestretch, with the results of our Phase III trial due to be released in mid-2003. Having conducted what is believed to be the largest Phase III immunotherapeutic trial ever run in the world for women with metastatic breast cancer, we have a strong understanding of therapeutic vaccine clinical development,” said Dr. Ely.

Enrolment in the Phase III Theratope clinical trial in metastatic breast cancer for 1,030 women at 120 clinical sites in 10 countries was completed in March 2001. This Phase III trial is a double-blinded, randomized, controlled trial. The final analysis is event-driven and the timing is based on when endpoints occur in the survival analysis. These events are occurring in accordance with the original trial assumptions. Five successful Data Safety Monitoring Board reviews of the safety data, to date, have indicated that there are no safety concerns with continuing the present program or with initiating other clinical trials under the current clinical development plan.

Biomira recently announced that an abstract of the demography data from the Phase III trial has been accepted for publication in the proceedings abstract book at the American Society of Clinical Oncology (ASCO) 2003 annual meeting scheduled to be held in Chicago, IL May 31-June 3. Biomira is also conducting a Phase II trial using Theratope to treat patients with metastatic colorectal cancer. Results from this trial have been accepted for a poster presentation at ASCO.

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Results from two other vaccine trials using Biomira’s second-generation product candidate, BLP25 Liposomal vaccine are also due out this year. These include results from a 171-patient trial in metastatic lung cancer and a pilot study involving 16 patients with prostate cancer.

Biomira’s collaborator for both Theratope and BLP25 is Merck KGaA, of Darmstadt, Germany. Founded in 1668, Merck KGaA has positioned itself to be on the cutting edge of cancer research with an oncology portfolio based on four technology platforms — monoclonal antibodies, therapeutic vaccines, immunocytokines and angiogenesis inhibitors.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Biomira Company Contacts:

Bill Wickson
Manager Public Relations and Special Assistant
780-490-2818

# # #

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, trial reviews and analyses or the safety and efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: 780-450-3761 Fax: 780-463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: April 4, 2003	By:	/s/ Edward A. Taylor

Edward A. Taylor
Vice President Finance